EXHIBIT 99.1

INNATE PHARMA ANNOUNCES FDA CLEARANCE TO PROCEED WITH TELLOMAK 3, A CONFIRMATORY PHASE 3 TRIAL OF LACUTAMAB IN CTC

Marseille, France, November 10, 2025, 7:00 A.M. CET

•The planned confirmatory Phase 3 trial, TELLOMAK 3, aims to demonstrate efficacy of lacutamab in patients with Sézary syndrome (SS) and Mycosis fungoides (MF), who failed at least one prior line of systemic therapy.
•The Company submitted the confirmatory Phase 3 TELLOMAK 3 protocol to the FDA, which completed its review with no further comments, clearing the study to proceed.
•The Company is progressing towards the initiation of the confirmatory Phase 3 TELLOMAK 3 trial in H1 2026 and the potential accelerated approval in SS.

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that the U.S. Food and Drug Administration (FDA) has completed its review of the confirmatory Phase 3 protocol for lacutamab in cutaneous T-cell lymphomas (CTCL), with no further comments, clearing the trial to proceed.

The planned confirmatory Phase 3 trial, TELLOMAK 3, is an open-label, randomized study designed to demonstrate the efficacy of lacutamab in patients with Sézary syndrome and Mycosis fungoides, who failed at least one prior line of systemic therapy. The trial will include two independent cohorts: one enrolling patients with Sézary syndrome post-mogamulizumab treatment randomized 1:1 to receive lacutamab or romidepsin, and one enrolling patients with Mycosis fungoides randomized 1:1 to receive lacutamab or mogamulizumab. The primary endpoint of the study for both cohorts is progression-free survival (PFS) evaluated by blinded central review.

Data from the Phase 2 TELLOMAK trial in CTCL demonstrated durable activity, a favorable safety profile, and improvements in patients’ quality of life. With this feedback from FDA, the Company is progressing towards the initiation of the confirmatory Phase 3 TELLOMAK 3 trial in H1 2026. FDA provided encouraging initial feedback on Innate Pharma’s proposed regulatory pathway, which could potentially include Accelerated Approval for Sézary syndrome, once the Phase 3 trial is underway.

“This important regulatory milestone with the FDA marks a key step forward for the lacutamab program,” said Jonathan Dickinson, Chief Executive Officer of Innate Pharma. “Building on robust Phase 2 data from TELLOMAK, this milestone brings us one step closer to our next goal, submitting for accelerated approval in Sézary syndrome once the Phase 3 trial is underway. We remain deeply committed to advancing this differentiated therapy for patients with CTCL, while creating meaningful value for our shareholders.”

“We are pleased to reach this important milestone for the lacutamab program as we prepare to initiate the confirmatory Phase 3 study, TELLOMAK 3,” said Sonia Quaratino, Chief Medical Officer of Innate Pharma. “The efficacy and safety data from the TELLOMAK Phase 2 trial suggest that lacutamab has the potential to be a game changer in the treatment of CTCL, an orphan disease with a high unmet medical need. Our expert clinical team looks forward to collaborating with CTCL investigators and regulators to start the Phase 3 trial in due time.”

About lacutamab

Lacutamab is a first-in-class anti-KIR3DL2 antibody, currently developed in cutaneous T-cell lymphoma (CTCL) and peripheral T-cell lymphoma (PTCL). CTCL is a group of rare non-Hodgkin’s lymphomas that develop in the skin and severely affect patients’ quality of life. Sezary syndrome (SS) is a rare and aggressive leukemic form with poor survival, while mycosis fungoides (MF) is the most common subtype, with advanced stages associated with poor outcomes.

Data from the Phase 2 TELLOMAK trial in CTCL demonstrated durable activity, a favorable safety profile, and improvements in patients’ quality of life. FDA provided encouraging initial feedback on Innate Pharma’s proposed regulatory pathway, which could potentially include Accelerated Approval for Sézary syndrome.

The program has received Fast Track designation from the FDA, PRIME designation from the EMA for SS, and Orphan Drug designation in both the US and EU for CTCL. More recently it has received Breakthrough Therapy Designation for SS.

A Phase 3 in CTCL is under preparation.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Leveraging its antibody-engineering expertise, the company has developed innovative therapeutic approaches, including Antibody Drug Conjugates (ADC), monoclonal antibodies (mAbs) and multi-specific NK Cell Engagers through its proprietary ANKET® (Antibody-based NK cell Engager Therapeutics) platform.

Innate’s portfolio includes IPH4502, a differentiated Nectin-4 ADC in development in solid tumors, lacutamab, an anti-KIR3DL2 mAb developed in advanced forms of cutaneous T cell lymphomas and peripheral T cell lymphomas, and monalizumab, an anti-NKG2A antibody developed in collaboration with AstraZeneca in non-small cell lung cancer.
Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as renowned research institutions, working together to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com and follow us on LinkedIn and X.

Information about Innate Pharma shares:
ISIN code : FR0010331421
Ticker code : Euronext: IPH Nasdaq: IPHA
LEI : 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995, including the goals of the confirmatory Phase 3 trial, TELLOMAK 3, the initiation date of the Phase 3 trial and potential acceleration thereof, and the potential of lacutamab. The use of certain words, including “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “may,” “might,” “potential,” “intend,” “should,” “will,” or the negative of these and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s reliance on third parties to manufacture its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties, which could cause the Company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Innate Pharma
Stéphanie Cornen
stephanie.cornen@innate-pharma.fr

Investor Relations
investors@innate-pharma.fr

Medias
communication@innate-pharma.fr